UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Sunrise U.S.A. Incorporated
(Exact name of small business issuer in its charter)

000-50370
(Commission file number)

NEVADA                                            33-1041835
(State or other jurisdiction of             (IRS Employer Identification No.)
incorporation or organization)

3203 E. Ovid Avenue
Des Moines, IA 50317
(Address of principal executive offices)

(515) 288-1042
(Issuer's telephone number)

SUNRISE U.S.A. INCORPORATED

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SUNRISE U.S.A. INCORPORATED IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SUNRISE U.S.A. INCORPORATED'S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on May 31, 2006 of the outstanding shares of common stock, $.0001 par value per share ("Common Stock"), of Sunrise U.S.A Incorporated, a Nevada corporation (the "Company"), in connection with the designation by PUKKA USA, Inc., a Utah corporation ("PUKKA"), of at least a majority of the members of the board of directors of the Company, pursuant to the terms of that certain Share Exchange Agreement, dated June 7, 2006 (the "Agreement"), by and among the Company, PUKKA, Paul Ressler and Leonard Ducharme, each a principal shareholder of PUKKA, and the other individual shareholders of PUKKA. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

In accordance with the terms of the Agreement: (i) Omar Barrientos and Gene Fairchild, constituting all of the members of the Company's board of directors, will resign from the Company’s board effective upon the later of (A) ten (10) days after the date this Information Statement is filed with the Securities and Exchange Commission ("SEC") and mailed to the Company's shareholders of record or (B) the closing of the Agreement (such date being the "Effective Date"); and (ii) PUKKA will appoint Leonard DuCharme, Paul Ressler, and Darren Jensen to serve as directors of the Company as of the Effective Date.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

Pursuant to the terms of the Agreement, the Company will issue: (i) Twenty Four Million Seven Hundred Fifty Thousand (24,750,000) shares of Common Stock to the holders of the issued and outstanding shares of common stock of PUKKA, (ii) One Million Six Hundred Fifty Thousand (1,650,000) shares of Common Stock to the holder of rights to the common stock of PUKKA and (iii) Four Million Six Hundred Thousand (4,600,000) shares of Common Stock to the holders of warrants exercisable for common stock of PUKKA. Immediately after the consummation of the Agreement, the holders of the issued and outstanding shares of common stock of PUKKA will own approximately Ninety-Three and 87/100 percent (93.87%) of the then issued and outstanding shares of Common Stock of the Company. A condition of the closing of the Exchange is that all of the current officers and directors of the Company resign and that the Company appoints the designees of PUKKA as the Company’s new officers and directors.

VOTING SECURITIES

Common Stock is the only class of equity securities of the Company that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of May 31, 2006, there were 2,023,585 shares of Common Stock outstanding.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS IMMEDIATELY PRIOR TO THE EXCHANGE

The Company's Board of Directors currently consists of Omar Barrientos and Gene Fairchild, and Omar Barrientos serves as the Company's President and Gene Fairchild serves as the Company’s Secretary.

Upon the Effective Date, the Company will accept and make effective the resignations of Omar Barrientos and Gene Fairchild from our board of directors and shall appoint Leonard DuCharme, Paul Ressler, and Darren Jensen to serve as directors of the Company.

Upon the Effective Date, the Company shall accept and make effective the resignation of Omar Barrientos and Gene Fairchild as executive officers of the Company, and appoint Leonard DuCharme, Paul Ressler, and Darren Jensen to serve as the executive officers of the Company.

Leonard DuCharme
Mr. DuCharme has twenty-two years of professional experience, ranging from senior management for a large software developer to the founding of two, successful, light-electric-vehicle companies. Mr. DuCharme brought together a management team, created a business plan, secured funding, and co-founded RDR Global, the manufacturer of the MyGo, an electric drive unit that could be attached to any Razor-type push scooter in less than a minute. Prior to the MyGo’s product launch, marketing rights to the MyGo were sold to Razor USA. Mr. DuCharme’s next project was PUKKA, the now, well-known manufacturer of the PUKKA line of light electric vehicles, accessories, and components.

Prior to MyGo and PUKKA, Mr. DuCharme was the Vice President of Marketing at Capsoft Development (“Capsoft”), where he directed all aspects of inbound/outbound marketing, including company positioning, product branding, distribution and sales. During his tenure in this position, Mr. DuCharme initiated HotDocs.com, a sophisticated e‑commerce site for the delivery of automated document/form templates to legal professionals. This exchange led to an explosion in HotDocs-based publishing and catalyzed the merger of Capsoft with its current parent company, LexisNexis.

As the Vice President of Marketing for Capsoft, Mr. DuCharme orchestrated rapid, deep penetration into key beachhead markets via content-based products designed for sale, delivery, and update via the Internet. Mr. DuCharme founded Capsoft’s Professional Services division, a consulting group designed to deliver custom, turnkey solutions to Capsoft’s large-client base. Mr. DuCharme ultimately achieved his key objective, as was defined by the Capsoft board of directors: a much sought after merger with a larger company.

Paul Ressler
Mr. Ressler has twelve years of professional experience in sales, marketing, and executive management.  For the past four years he has focused his attention to the light electric vehicle market. Mr. Ressler was the co-founder of RDR Global and highly instrumental in developing its relationship with Razor USA. Mr. Ressler later co-founded PUKKA, the well-known manufacturer of the PUKKA line of light electric vehicles.

Mr. Ressler has eight years experience in sales and marketing to the technology industry. He was the leading sales representative at Capsoft Development (“Capsoft”) from 1993 to 1995, where he handled large account sales to legal professionals, government entities, and financial institutions. From 1995 to 1996, Mr. Ressler functioned as the Director of Marketing for Onramp

Corporation, which provides electronic platform development tools and services to leading legal and Government publishing companies.

Mr. Ressler returned to Capsoft in 1996 as its Director of Vertical Marketing. His responsibilities included the design and implementation of HotDocs.com, a sophisticated e-commerce site for the delivery of automated document/form templates to legal professionals; an extensive outbound marketing campaign; and business development.

1997 to 2001, Mr. Ressler functioned as Manager of Sales and Professional Relations for Capsoft, which is now a division of LexisNexis. In this capacity, Mr. Ressler directed the company’s growth in insurance and financial markets. His responsibilities included the management of sales of software and professional services, and the use of Capsoft technology by third-party vendors and publishing entities.

Darren Jensen
Mr. Jensen has 18 years experience in business operations and management ranging from Script Howard’s Denver Rocky Mountain News to Media NewsGroups Northern California Newspaper Partnership.

From 1989 to 1995 Mr. Jensen was instrumental in maintaining the competitiveness of the Rocky Mountain News through restructuring. During the height of strong competition between the Denver Post and the Rocky Mountain News, Mr. Jensen led a team which reorganized collection and billing procedures. The success of the reorganization, along with cooperation and consultation with other key teams allowed a 40% reduction in operating expenses through reductions in payroll requirements.

From 1995 to 2003 Mr. Jensen was the Northern Region Circulation Director for MediaNews Group’s California Newspaper Partnership. In a climate of decreasing newspaper circulation and a time of advertising revenue loss due to the fall of the dot coms, Mr. Jensen successfully grew circulation in all of his newspapers each year for over 5 years and implemented tough circulation revenue and expense goals.  He was recognized by the Alameda Newspaper Group for successfully reaching goals and managing multi-million dollar revenue and expense budgets.

As a member of both RDR Global and PUKKA, Mr. Jensen served in consultation capacities until joining the PUKKA team full time in 2003.

OFFICER AND DIRECTOR COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth for each of the last two fiscal years ended December 31, 2005, and 2004, the remuneration paid by the Company to its executive officers.

Name and Principal Position	Year	Annual Compensation	Awards	Payouts	All Other Compensation
Omar G. Barrientos	2004	$15,000(1)	None	None	None
President	2005	15,000(1)	None	None	None
	2006	3,750(2)	None	None	None
Gene Fairchild	2004	None	None	None	None
Secretary	2005	None	None	None	None
	2006	None	None	None	None
------------------------
(1)  Represents accrued salary for the fiscal year ending December 31.
(2)  Represents accrued salary for the three months ended March 31, 2006.

COMPENSATION PURSUANT TO PLANS

During the year ending December 31, 2005, the Company had no plans for director and executive officer compensation, bonus compensation, key man insurance, pension, stock option plans or stock appreciation rights plans.

EMPLOYMENT CONTRACTS AND ARRANGEMENTS

The Company has no written employment contracts.  The Company accrues compensation payable to Omar Barrientos at the rate of $15,000 per year.

DIRECTOR COMPENSATION

Members of the Company’s Board of Directors receive no compensation for serving on the Company’s Board, except that each director is entitled to be reimbursed for the reasonable costs and expenses incurred in attending Board meetings.

BOARD OF DIRECTORS

ELECTION OF DIRECTORS, MEETINGS OF THE BOARD OF DIRECTORS, AND RELATED MATTERS

Directors are elected at the annual meeting of shareholders, and each director holds office until his successor is duly appointed or elected, unless he sooner resigns or is removed. During the fiscal year ended December 31, 2005, the Company’s Board of Directors held no meetings. All actions of the Board of Directors have been taken by written consent. The Company does not have a policy regarding directors' attendance at annual shareholder meetings and the Company did not hold any such meetings during the fiscal year ended December 31, 2005.

BOARD COMMITTEES

The Company’s Board of Directors has no standing audit, compensation or nominating committee.

DIRECTOR NOMINATIONS

The Company’s Board of Directors has not created a standing nominating committee. The Company currently conducts limited operations and has only two employees, Omar Barrientos, who is the Company’s executive officer, and Gene Fairchild who is the Company’s Secretary and is also a member of the Company’s Board of Directors.

AUDIT COMMITTEE

The Company’s Board of Directors has not created a standing audit committee of the Board. The full Board of Directors acts as the Company’s audit committee.

SHAREHOLDER COMMUNICATIONS

In light of the limited operations the Company conducts and the limited number of record shareholders the Company has, the Company has not implemented any formal procedures for shareholder communication with its Board of Directors. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to the Company’s Secretary at Sunrise U.S.A.

Incorporation, 3203 E. Ovid Avenue, Des Moines, Iowa 50317. In general, all shareholder communications delivered to the Secretary for forwarding to the Board or specified Board members will be forwarded in accordance with the shareholder's instructions. However, the Secretary reserves the right to not forward to Board members any abusive, threatening or otherwise inappropriate materials.

BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK

The following table sets forth, as of May 31, 2006, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common(2)	Hugo Barrientos 9376 Prairie Ave. Prairie City, IA 50228	7,500 shares	0.37%

Common(2)	Omar A. Barrientos 3912 Brickman Rd. Ames, IA 50010	7,500 shares	0.37%

Common(2)	Elizabeth Schroeder 3203 E. Ovid Avenue Des Moines, IA 50317	7,500 shares	0.37%

Common(2)	Elizabeth Schroeder and Isabel Barrientos (JT) 3203 E. Ovid Avenue Des Moines, IA 50317	158,096 shares	7.81%

Common(3)	Elisa Giordano 7841 NE 46St Lauderhill, FL 30068	3,158 shares	0.16%

Common(3)	Michael Giordano III 232 Overmount Ave. # 18 West Paterson, NJ 07424	790 shares	0.01%

Common(3)	Nicholas E. Giordano 232 Overmount Ave. # 18 West Paterson, NJ 07424	790 shares	0.01%

The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors of the Company upon the Effective Date.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common(2)	Omar G. Barrientos 3203 E. Ovid Avenue Des Moines, IA 50317	680,727 shares	33.64%

Common	Gene Fairchild 1807 Spade Ct. Rapid City, SD 57701	1,342 shares	0.07%

Common(2)(3)	Christopher Giordano 232 Overmount Ave. # 18 West Paterson, NJ 07424	793,684 shares	39.22%

Common(4)	Birchwood Capital Advisors Group, Inc. 264 Union Blvd., 1st Flr Totowa, NJ 07424	11,842 shares	0.59%

Common(5)	Leonard DuCharme 892 North 340 East American Fork, UT 84003		----(5)

Common(6)	Paul Ressler 942 North 240 East American Fork, UT 84003		----(6)

Common(7)	Darren Jensen 892 North 340 East American Fork, UT 84003		----(7)

All directors and officers as a group(5), (6), (7)		1,487,596 shares	73.51%

-------------------------------------
(1) No shares of Preferred Stock have been issued.

(2) Hugo Barrientos, Omar A. Barrientos and Elizabeth Schroeder are the adult children and Isabel Barrientos is the wife of Omar G. Barrientos, the Company's President.  Mr. Barrientos disclaims any beneficial ownership in the shares of the Company's common stock owned by his adult children and his wife. Includes 259,253 shares of the Company’s restricted common stock issued on November 15, 2005 (at the value of $0.0005 per share) in repayment for the contribution of $5,000 in cash used for the payment of Company operating expenses.

(3) Christopher Giordano is an Advisory non-voting member of the Company’s Board of Directors.  Includes 371,053 shares of the Company’s restricted common stock issued on November 15, 2005 (at the value of $0.0005 per share) for repayment of the contribution of $7,500 in cash used for the payment of Company operating expenses.  Elisa Giordano is the mother of Christopher Giordano, and Michael Giordano, III, and Nicholas E. Giordano are Christopher Giordano’s non-resident minor children.  Mr. Giordano disclaims any beneficial ownership in the shares of the Company's common stock owned by these persons.  However, Mr. Giordano may vote his non-resident minor children’s shares.

(4) Birchwood Capital Advisors Group, Inc. is wholly-owned by Christopher Giordano.

(5)  Does not include 3,916,521 shares of Common Stock to be issued to Mr. DuCharme in consummation of the Agreement.

(6)  Does not include 4,216,521 shares of Common Stock to be issued to Mr. Ressler in consummation of the Agreement.

(7)  Does not include 2,854,268 shares of Common Stock to be issued to Mr. Jensen in consummation of the Agreement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors and persons who own more than 10% of the Company’s common stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s common stock. Such officers, directors and 10% stockholders are also required by applicable SEC rules to furnish the Company with copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on the Company’s review of the copies of such forms received by the Company or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended December 31, 2005, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than 10% stockholders were satisfied in a timely fashion, except that Omar Barrientos and Christopher Giordano failed to timely file a Form 4 and Schedule 13D Amended upon their acquisition of shares of common stock on November 15, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company may be deemed to have been in a material relationship with one or more of the parties to the following transactions engaged in by the Company during its fiscal years ended December 31, 2005 and 2004:

EMPLOYMENT ARRANGEMENT WITH OMAR BARRIENTOS

Omar Barrientos has agreed to serve as the Company’s Chief Executive Officer, President and Treasurer, in return for which the Company agreed to pay Mr. Barrientos an annual base salary of $15,000.

LOANS FROM PRINCIPAL SHAREHOLDERS

Pursuant to open advances of cash, the Company borrowed an aggregate of $5,000 from Omar Barrientos and $7,500 from Christopher Giordano, each of who beneficially owned in excess of 5% of the Company’s outstanding shares of common stock.  These amounts were repaid on November 15, 2005 with the issuance of 259,253 shares and 371,053 shares of our common stock, respectively.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Sunrise U.S.A. Incorporated

/s/ Omar Barrientos
Omar Barrientos Chairman and President
Dated: June 9, 2006